Dominic J. Addesso President and Chief Financial Officer Everest Reinsurance Holdings, Inc. 477 Martinsville Road P. O. Box 830 Liberty Corner, NJ 07938-0830

October 4, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Everest Reinsurance Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No. 033-71652

Dear Mr. Rosenberg:

The following is in response to your letter dated September 6, 2011 to Mr. Joseph V. Taranto, Chairman and Chief Executive Officer.  In connection with this response, Everest Reinsurance Holdings, Inc. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
1B. Investments, page F-7

1.
Please refer to prior comments one and two. Please provide us proposed disclosure to be included in future filings required by ASC 825-10-50-28 through 50-32 for those securities where you elected the fair value option. For example it appears that you are missing the disclosure required by paragraphs 50-28(a) and (b) and 50-30(b).

Everest Reinsurance Holdings, Inc.
File No. 033-71652
October 4, 2011

Response:

The Company will expand its Footnote 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, B. Investments, in future filings to include the additional language indicated below by italics:

“Fixed maturity and equity security investments available for sale, at market value, reflect unrealized appreciation and depreciation, as a result of temporary changes in market value during the period, in shareholders’ equity, net of income taxes in “accumulated other comprehensive income (loss)” in the consolidated balance sheets.  Fixed maturity, equity securities and other invested assets carried at fair value reflect fair value re-measurements as net realized gains and losses in the consolidated statements of operations and comprehensive income (loss).  The Company records changes in fair value for its fixed maturities-available for sale, market value through shareholders’ equity, net of taxes in accumulated other comprehensive income (loss) since cash flows from these investments will be primarily used to settle its reserve for losses and loss adjustment expense liabilities.  The Company anticipates holding these investments for an extended period as the cash flow from interest and maturities will fund the projected payout of these liabilities.

Fixed maturities carried at fair value represent a portfolio of foreign denominated fixed maturity securities, which will be used to settle loss and loss adjustment reserves in the same currency, and a portfolio of convertible bond securities, which have characteristics similar to equity securities.  The Company carries all of its equity securities at fair value except for mutual fund investments whose underlying investments are comprised of fixed maturity securities. For equity securities, available for sale, at fair value, the Company reflects changes in value as net realized capital gains and losses since these securities may be sold in the near term depending on financial market conditions.

Other invested assets, at fair value, are comprised of common shares of the Company’s ultimate parent, Everest Re Group, Ltd.

Interest income on all fixed maturities and dividend income on all equity securities are included as part of net investment income in the consolidated statements of operations and comprehensive income (loss).

Unrealized gains (losses) on fixed maturities, which are deemed…”

16. Contingencies, page F-37

2.	Please refer to your response to prior comment five.

•
Regarding matters relating to your insurance and reinsurance business, you indicate that you consider these matters in determining your reserves for loss and loss adjustment expenses. You continue to disclose that “an adverse resolution of one or more of these items in any one quarter or fiscal year could have a material adverse effect on the Company’s results of operations in that period.” This disclosure appears to indicate there is at least a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Please tell us how you considered SAB Topic 5.W., which appears to require additional disclosure. Please provide us revised proposed disclosure to be included in future filings.

Everest Reinsurance Holdings, Inc.
File No. 033-71652
October 4, 2011

•
Regarding your statement in your response that there are no known significant pending legal issues not involving insurance or reinsurance business activity, please provide us proposed disclosure to be included in future filings to indicate, if true, that these matters are not material to your financial statements, or provide us proposed disclosure to be included in future filings to either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made as required by ASC 450-20-50-4b.

Response:

•
The contingency disclosure concerning the Company’s insurance and reinsurance business addressed the general uncertainty regarding the settlement of insurance and reinsurance claims and the potential adverse impact on the Company’s financial statements and liquidity due to unknown future litigation.  The Company did not have at December 31, 2010, and currently does not have, any individual claim or reinsurance disputes that it considers nonrecurring or abnormal and has not made any judgmental adjustments to historical experience for insufficiently understood claims activity.  The Company will remove this general disclosure from the contingency footnote in future filings.

•
The purpose of the Company’s statement; “There are no known significant pending legal issues not involving insurance or reinsurance business activity.”, was intended to inform the readers of the financial statements that there were no known material corporate legal issues, which could materially impact future financial statements.  As with any corporation, the Company is involved in miscellaneous legal issues at the corporate level.  These issues are not material to the Company either individually or in the aggregate.  An estimate of the amount of loss from these issues could be determined; however, the amount is not material enough to disclose.  As a result, the Company will also remove this disclosure from the contingency footnote in future filings.

Please let me know if you require any additional information.

Sincerely,

/S/ DOMINIC J. ADDESSO
Dominic J. Addesso